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                                    Filed by Conestoga Enterprises, Inc.
                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities
                                    Exchange Act of 1934
                                    Subject Company: Conestoga Enterprises, Inc.
                                    (Commission File No. 0-24064)

For Release July 25, 2001
***Teleconference***
July 25, 2001, 10:30 AM EDT
Dial-in number 800-553-0349


Contacts: NTELOS Inc.                                Conestoga Enterprises, Inc.
          Michael B. Moneymaker, CFO                 Albert H. Kramer, President
          (540) 946-3531                             (610) 582-6204


                  NTELOS Inc. and Conestoga Enterprises, Inc.
                    Enter into Definitive Merger Agreement

                 Combination will Create Premiere Regional ICP
                    with 200,000 PCS Digital Subscribers &
                     175,000 Local Telephone Access Lines

               NTELOS Receives $200 Million Financing Commitment
                     From Welsh, Carson, Anderson & Stowe

WAYNESBORO, VA AND BIRDSBORO, PA, JULY 25, 2001 - NTELOS Inc. (NASDAQ: NTLO) and Conestoga Enterprises, Inc. (NASDAQ: CENI) announced today the signing of a definitive merger agreement following a unanimous approval by both boards of directors. The transaction creates a major integrated communications provider
(ICP) in the Mid-Atlantic region and, subject to regulatory and shareholder approvals, is targeted to close around year-end 2001. At current levels, the companies combined have more than $1.6 billion in assets, 550,000 customers and annual run-rate revenues of over $300 million.

Conestoga is an integrated communications provider with a service area that covers southern and central Pennsylvania and is contiguous to NTELOS' Virginia and West Virginia operations. In addition, NTELOS owns several wireless PCS licenses within the Conestoga service area. Conestoga provides local and competitive local telephone services to 84,000 and 14,000 access lines, respectively, throughout central Pennsylvania. For the year 2000, Conestoga's ILEC operations generated $31 million of EBITDA. Additionally, Conestoga has over 38,000 long distance customers, 18,000 wireless PCS subscribers, over 1,000 high-speed Internet customers, and 5,000 paging subscribers.

Conestoga shareholders will receive approximately $335 million, or $40 per share. Also, approximately $73 million of Conestoga's debt will be assumed. The transaction permits Conestoga shareholders to elect to receive up to 58% of the merger consideration in cash and the remainder in NTELOS common stock. The transaction will be a tax-free reorganization and will be accounted for as a purchase. Conestoga shareholders will receive $40 per share as long as the average share price of NTELOS common stock before the closing is between $18 and $30. To the extent that this average is either above $30 or below $18 per share, Conestoga shareholders will receive 1.33 or 2.22 shares of NTELOS stock, respectively, for each Conestoga share for the stock component of the consideration.

The closing prices for NTELOS Common Stock and Conestoga Common Stock on NASDAQ were $24.00 and $31.75, respectively, on July 24, 2001 (the day prior to the public announcement of the merger).

"This merger represents another important step as we execute our Mid-Atlantic ICP strategy," said James S. Quarforth, CEO of NTELOS. "Last year we doubled the size of our wireless operations and this transaction, as with the R&B merger earlier this year, affirms our commitment to continued expansion of our core wireline business segments. The combined company will have over 135,000 ILEC and 40,000 CLEC access lines and, equally important, the Conestoga management team and organization will provide an established base of operations for expansion in Pennsylvania."

"We are pleased to become a part of NTELOS," said Albert H. Kramer, president of Conestoga who will lead the Pennsylvania operations of the combined company. "We share their vision of building an integrated communications provider in the Mid-Atlantic region and are pleased that our shareholders, customers and employees will be able to
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continue to participate in the rural wireline and wireless growth opportunities." Mr. Kramer will become Senior Vice President in charge of NTELOS' Pennsylvania operations.

Kramer continued, "On April 27, 2001, we announced that we were exploring and evaluating our strategic alternatives. Our affiliation with NTELOS is the culmination of this process. Conestoga's Board unanimously approved the proposed transaction as being in the best interests of its shareholders."

NTELOS will finance the cash portion of the merger by issuing up to $200 million of a new Series E Redeemable, Convertible Preferred Stock to Welsh, Carson, Anderson & Stowe (WCAS), an existing preferred shareholder. The Series E Preferred Stock will have a $21.25 conversion price and provide an 8.5% coupon rate, compounded semi-annually, and payable in kind at NTELOS' option. WCAS will also receive one million warrants with a $21.25 per share strike price representing a 5% premium over the 20-day average trading price at the time of their commitment. Pursuant to the contractual terms of the existing Series B and C Preferred Stock agreement, upon closing of the merger, the conversion price of the Series B and C Preferred Stock will be reduced to a price not to exceed $34 per share. With this increased investment and ownership interest, WCAS will be entitled, following the closing, to appoint four out of twelve members to the NTELOS board of directors.

"Our $200 million commitment to NTELOS is a testament to our confidence in the strategy and execution of the NTELOS management team," said Anthony J. de Nicola, general partner of Welsh, Carson, Anderson & Stowe. "The successful integration of both PrimeCo and R&B Communications gives us great confidence that the integration of Conestoga will not only be seamless, but will offer additional growth opportunities. In addition, this transaction allows the company to significantly improve its capital structure and financial position by adding over $30 million of EBITDA from the Conestoga ILEC operations."

NTELOS Inc. is an integrated communications provider with headquarters in Waynesboro, Virginia. NTELOS provides products and services to customers in Virginia, West Virginia, Kentucky, Tennessee and North Carolina, including wireless digital PCS, dial-up Internet access, high-speed DSL (high-speed Internet access), and local and long distance telephone services. Detailed information about NTELOS is available online at www.ntelos.com. Welsh, Carson,
                                                --------------
Anderson & Stowe, a New York based private investment firm founded in 1979, has organized 12 partnerships with total capital in excess of $12 billion. WCAS focuses on investments in three industries: telecommunications, information services, and healthcare. WCAS has other investments in the wireline and wireless sectors, including Centennial Communications Corp., SpectraSite Holdings, Inc., and Valor Telecommunications, LLC.

Conestoga Enterprises, Inc. is a Birdsboro, Pennsylvania based integrated communications provider serving southern and central Pennsylvania. Through its subsidiaries Conestoga provides local and long-distance telephone services, wireless PCS, Internet access, paging, cable television and communications equipment solutions. Detailed information about Conestoga Enterprises, Inc. is available online at www.callconestoga.com.
                    ---------------------

Legg Mason Wood Walker, Inc. advised Conestoga and Morgan Stanley advised
NTELOS.

Forward-looking statements made by the Companies are based on a number of assumptions, estimates and projections. These statements are not guarantees of future performance and involve risks and uncertainties, including those set forth in reports filed by the Company with the Securities and Exchange Commission, and any significant deviations from these assumptions could cause actual results to differ materially from those in forward-looking statements. The Company undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

INVESTORS and security holders ARE URGED TO READ NTELOS' Registration Statement on Form S-4 and the JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS relating to the merger transaction described above, when they become available, BECAUSE THEY will CONTAIN IMPORTANT INFORMATION. When these and other documents relating to the transaction are filed with the Commission, investors and security holders may obtain a free copy at the Commission's web site at www.sec.gov. The documents filed with the Commission by NTELOS may also be obtained for free from NTELOS by directing a request to NTELOS Inc., P. O. Box 1990, Waynesboro, Virginia 22980, Attn: Investor Relations, telephone: (540) 946-3500. Certain of these documents may also be available on NTELOS' website at www.ntelos.com when they become available.READ THE DEFINITIVE Registration
--------------
Statement and JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

NOTICE:
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NTELOS will host a teleconference call today, July 25, 2001 at 10:30 AM EDT to discuss the transaction. To participate in this call, please dial 800-553-0349. For a taped replay, available through August 1, 2001, please dial 800-475-6701 and provide 597136.